90 Merrick Avenue, 9th Floor
East MEeadow, NY  11554
Phone: 516.296.7000 * Fax: 516.296.7111
www.certilmanbalin.com

Fred Skolnik
Partner
Direct Dial 516.296.7048
fskolnik@certilmanbalin.com

September 6, 2011

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

Re:           BioRestorative Therapies, Inc. (formerly Stem Cell Assurance, Inc.)
Amendment No. 1 to Form 10 Registration Statement
Filed July 11, 2011
File No. 0-54402

Ladies and Gentlemen:
We act as counsel for BioRestorative Therapies, Inc. (formerly Stem Cell Assurance, Inc.) (the “Company”).  We refer to the Staff’s letter dated August 8, 2011 to Mark Weinreb, Chief Executive Officer of the Company, with respect to Amendment No. 1 to the Company’s Form 10 Registration Statement filed with the Commission on July 11, 2011.  Mr. Weinreb has referred the Staff’s letter to us for a response.  In that regard, on behalf of the Company, we respond to the comments in the Staff’s letter with respect to the Form 10 as follows:

Overview, page 1

1.            Comment:  We reissue comment one of our letter dated June 6, 2011. Please provide a more detailed discussion of your business plan. Clearly disclose the milestones for each part of your business plan, including the estimated time frame for each milestone, the estimated costs and the intended sources of funding. In response to our prior comment you have instead provided very general disclosure of the business plan, rather than the various milestones that are needed to implement each phase of your business plan.

Response:  A more detailed discussion has been included in Item 1 with respect to the estimated timeframe for each milestone of the Company’s business plan, the estimated costs involved in each milestone and the intended source of funds.  Appropriate cross-references have been included in the “Overview” section.

2.            Comment: While we note the general statement on page one that the implementation of the business plan will require sufficient equity or debt financing to fund your operations, please revise the disclosure to clearly state the intended source(s) of funding, whether you have any funding sources to date, and the impact on your business plan if you are unable to obtain such funding. In addition, we note the estimated costs and time frame for implementing parts of your business plan. Given the significant funding needed, please explain how you determined the time frame and discuss whether you currently have the funding for that particular part of your business plan.

Securities and Exchange Commission
September 6, 2011

Response:  Additional disclosures and cross-references have been included in the “Overview” section with regard to the Company’s funding needs.

Strategy, page 1
1.            Comment: We note your response to comment six of our letter dated June 6, 2011, and we reissue it.  It is unclear why you provide disclosure of a strategy that is “[s]ubject to the relaxation of strict domestic regulatory restrictions.” Please revise to clarify whether you have a basis for believing the regulatory restrictions that prevent you from operating parts of your business in the United States may be changed in the near future. Otherwise this statement and your contingent plans for U.S. locations for your stem cell therapy clinic and other products appear speculative.

Response:  The language has been revised to address the Staff’s concern.

Brown Adipose (Fat) Program, page 2

2.            Comment:  Please revise to clarify what you mean by “platform technology that involves the use of brown fat cell-based therapeutic/cosmetic program.” It is unclear if this is a HCT/P that would be subject to FDA regulations as described on page 7. Further, it is unclear if this is a product that has already been developed or would be developed by your Jupiter laboratory.

Response:  The Staff’s comment has been addressed.

Stem Pearls, page 5

3.            Comment:  We note your response to comment nine of our letter dated June 6, 2011, and we reissue it in part. Please revise to clarify what steps the Company has performed in its Stem Pearls line of business. For example, please clarify whether you have developed Stem Pearls products, whether you are in the design phase, whether you have prototype products, etc. Please discuss in greater detail this proposed product. See Item 101(h)(4)(i) of Regulation S-K.

Response:  The Staff’s comment has been addressed.

Customers, page 6

4.            Comment:  We note that your website www.stemcellassurance.com is operational. Please disclose this website as well.

Securities and Exchange Commission
September 6, 2011

Response:  The Staff’s comment has been addressed.  The Staff is advised that, due to the change in the Company’s name to BioRestorative Therapies, Inc., the Company’s new website address is www.biorestorative.com.

Government Regulation, page 7

5.            Comment:  We note your responses to comments 12 and 13 of our letter dated June 6, 2011 and we reissue them in part. Please revise to clarify why your HCT/P products would be considered “practice of medicine” and exempt from FDA regulation. Also, please clarify whether any of your competitors with similar products and services are subject to FDA regulation. Also, please revise this section to provide details, timing, and cost of receiving FDA approval for your products.

Response:  The Staff is advised that the Government Regulation section has been substantially rewritten, including with regard to the scope of the FDA’s authority to regulate the Company’s business and a pending action between the FDA and another company with regard to such authority.  Disclosure as to the Company’s contemplated Phase I clinical trials has been included under the “Brown (Adipose) Fat Program” and “Treatment” sections.

6.            Comment:  In addition, please provide a detailed discussion of the governmental regulations that will apply to you in the foreign jurisdiction(s) where you plan to begin your operations. This would include the Cayman Islands. See Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response:  The Staff is advised that the Company has no definitive plans or arrangements to establish a treatment facility outside the United States.  Accordingly, no additional disclosure as to foreign governmental regulations has been included.

Foreign Government Regulation, page 14

7.            Comment:  We note your response to comment 15 of our letter dated June 6, 2011 and we reissue it in part. Please revise the disclosure here and in your Medical Tourism section on page nine to clarify whether your Cayman clinic or the licensing of your technology to a third party foreign clinic is a long term project dependent on future financing. If you intend to establish this part of your business in the next 12 months, please provide further disclosure of your anticipated timeline, the funding necessary to establish this business, and anticipated source of funding for this business. Also, if any clinics will be in operation in the next 12 months, please provide further details of the steps necessary to establish this business. We note, for example, you reference licensing your technology, but you previously disclosed that you do not have any proprietary technology or patents at this time.

Securities and Exchange Commission
September 6, 2011

Response:  Additional disclosure has been included with regard to the Company’s need for financing in the event it determines to establish a treatment facility overseas and its plans in this regard.

Availability of Funds, page 36

8.            Comment:  We note your response to comment 18 of our letter dated June 6, 2011, and we reissue it in part. Please revise to disclose the material terms and conditions of all material debt financing on an individual basis.

Response:  The Staff’s comment has been addressed.

Directors and Executive Officers, page 35

9.            Comment:  We reissue comment 22 of our letter dated June 6, 2011. Please note that the disclosure in the Form 10 is as of the date of filing. Therefore, since Mr. Proodian was an executive officer at the time of the filing of the Form 10, please add back the disclosure regarding Mr. Proodian. In addition, as previously requested, we note the statement that Mr. Proodian has more than 35 years serving as an officer, director and committee member for several public companies. Please disclose whether Mr. Proodian is currently a director of any public companies. We direct your attention to Item 401(e)(2) of Regulation S-K.

Response:  The Staff’s comment has been addressed.

10.           Comment:  We note your response to comment 23 of our letter dated June 6, 2011. Please provide clear disclosure in the registration statement.

Response:  The Staff’s comment has been addressed.

11.           Comment:  We note your response to comment 25 of our letter dated June 6, 2011 regarding “a pending action” against Mr. Silva. Please revise this section to provide a brief description of the “pending action” (i.e. that it relates to the enforceability of a noncompete agreement with DaVinci Biosciences, LLC). Also, your cross-reference to the risk factors section should include a specific page number to the relevant risk factor. In addition, as previously requested, please provide more specific disclosure regarding the impact this action may have upon your business.

Response:  The Staff’s comment has been addressed.

Securities and Exchange Commission
September 6, 2011

Executive Compensation, page 44

12.           Comment:  We note the shares to be reissued to Ms. McConnell as part of the termination agreement. Please explain why the grant date fair value of this award is not included in the summary compensation table.

Response:  Disclosure has been included as to why the grant date fair value of this award is not included in the summary compensation table.

Certain Relationships and Related Party Transactions, page 46

13.           Comment:  We note your response to comment 31 of our letter dated June 6, 2011, and we reissue it in part. Please revise to clarify Mr. Berger’s relationship with Stem Cell Research Company, LLC and why his termination agreement directed Stem Cell Research to receive $180,000 and why Stem Cell Research agreed to the voting proxy for its shares in connection with Mr. Berger’s termination.

Response:  The Staff’s comment has been addressed.  Additional disclosure has been included as to the relationship, if any, between Mr. Berger and Stem Cell Research.

Recent Sales of Unregistered Securities, page 50
14.           Comment:  We note your response to comment 33 of our letter dated June 6, 2011, and we reissue it in part. Please revise to clarify whether your investors are sophisticated and discuss the scope of the information you provided to investors of your unregistered securities.

Response:  The Staff’s comment has been addressed.

15.           Comment:  We note your response to comment 34 of our letter dated June 6, 2011, and we reissue it. Please revise to describe the nature of the “consulting services” provided for each sale of securities.

Response:  The Staff’s comment has been addressed.

16.           Comment:  We note your response to comment 35 of our letter dated June 6, 2011, and we reissue it in part. Please revise your footnote disclosure to clarify how non-cash dollar amounts were determined or what they represent (i.e. whether the dollar values presented for note (5) represents the fair market value of consulting services provided). Also, for notes (1), (2), (3), and (4), please include a description of the consideration that the purchasers provided to receive these shares or the nature of the transaction and the value of the consideration.

Response:  The Staff’s comment has been addressed.

Securities and Exchange Commission
September 6, 2011

Exhibits

17.           Comment:  We note your response to comment 37 of our letter dated June 6, 2011 regarding your amended articles of incorporation. Your revised Exhibit 3.1 appears to have altered the original articles of incorporation filed with the Nevada Secretary of State, as it still contains a stamp and notary signature dated June 1997. Since your amendments and revisions occurred after June 1997, please revise Exhibit 3.1 to provide an appropriate amended and restated articles of incorporation.

Response:  The Staff’s comment has been addressed.

If there are further comments or questions, please contact the undersigned at (516) 296-7048 (or fax: (516) 296-7111).

Very truly yours,

                        /s/ Fred Skolnik

Fred Skolnik

FS/bh

Attachment

cc:           Mark Weinreb, CEO
BioRestorative Therapies, Inc.